Mail Stop 3561

October 24, 2006

Via Fax & U.S. Mail

Gregory A. Stoklosa, Vice President and Chief Financial Officer
Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
712 Fifth Avenue
New York, New York 10019

      Re: **Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)**
                Form 10-K for the year ended December 31, 2005
                Filed March 31, 2006
                File No. 001-14164

                Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
                Form 10-Q for the quarterly period ended June 30, 2006
                Filed March 31, 2006
                File No. 001-14164

Dear Mr. Stoklosa:

      We have reviewed your response letter dated September 19, 2006 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Fiscal Year ended December 31, 2005

1. We note your response to our prior comment #2. However, considering that footnote 68 of SAB 101 (effective as of December 31, 2000) specifically stated that gains and losses from the sale of assets should be reported as "other general expenses," under Article 5-03(b)(6) of Regulation S-X, we disagree with your conclusion. Further, paragraphs 51 of SFAS 144 addresses balance sheet

classification and, as discussed in paragraph B132 of SFAS 144, the Board did not intend to "grand father" previous methods of accounting indefinitely. Accordingly, we believe you should revise your financial statements.

2. We note your response to our prior comments #3 and #4. However, we believe the language in paragraph 11 of SFAS 131 is meant to supplement the language in paragraph 10 by clearly scoping out an enterprise's pension and other postretirement benefit plans as well as corporate or functional segments that have incidental or no revenues. As such, we disagree with your conclusion that the administrative segments and Canadian-related activities segments qualify as reportable segments under SFAS 131. Please revise.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gregory A. Stoklosa, Vice President and Chief Financial Officer
Sun-Times Media Group, Inc. (formerly Hollinger International Inc.)
October 24, 2006
Page 3

       You may contact Juan Migone at (202) 551-3312 or the undersigned at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       David R. Humphrey
       Branch Chief- Accountant